Prospectus Supplement	Filed pursuant to Rule 424(b)(5)
(to Prospectus dated November 25, 2020)	Registration No. 333-249901

CORMEDIX INC.

$25,000,000

Common Stock

This prospectus supplement updates, amends and supplements the information previously included in our prospectus supplement, dated November 27, 2020, which we refer to as the first prospectus supplement. We have entered into an Amended and Restated At Market Issuance Sales Agreement, dated November 27, 2020 (the “Sales Agreement”), with B. Riley FBR Securities, Inc., (formerly known as B. Riley FBR, Inc.) (“B. Riley Securities”), and Needham & Company, LLC (“Needham & Company”). The Sales Agreement relates to the sale of shares of our common stock offered by the first prospectus supplement and this prospectus supplement. Our current shelf registration statement has approximately $75 million of unsold securities registered for sale thereby, following the sale of approximately $25 million of securities offered by the first prospectus supplement. In accordance with the terms of the Sales Agreement, under the first prospectus supplement and this prospectus supplement, and allocating a portion of the remaining approximately $75 million of unsold securities available under the shelf registration statement, we may now offer and sell shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $25,000,000 from time to time through or to B. Riley Securities and Needham & Company, as agent or principal. During the year ended December 31, 2020, we sold 832,676 shares of common stock under the Sales Agreement at the weighted average price of $8.69 per share, and realized net proceeds of approximately $7.0 million.

Our common stock is traded on the Nasdaq Global Market under the symbol “CRMD.” The last reported sale price of our common stock on February 4, 2021 was $16.54 per share.

Sales of our common stock, if any, under this prospectus supplement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act. B. Riley Securities and Needham & Company are not required to sell any specific amount, but will act as our sales agents using commercially reasonable efforts consistent with their normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

B. Riley Securities and Needham & Company will be entitled to compensation at a commission rate equal to 3% of the gross sales price per share sold. In connection with the sale of the common stock on our behalf, B. Riley Securities and Needham & Company will each be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of B. Riley Securities and Needham & Company will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to B. Riley Securities and Needham & Company with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” beginning on page S-4 of the first prospectus supplement, the section captioned “Item 1A—Risk Factors” in our most recently filed annual report on Form 10-K, which is incorporated by reference into this prospectus supplement, the first prospectus supplement and the accompanying prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement, the first prospectus supplement and the accompanying prospectus.

This prospectus supplement should be read in conjunction with the first prospectus supplement and the accompanying prospectus and is qualified by reference to the first prospectus supplement and the accompanying prospectus, except to the extent that the information presented herein supersedes the information contained in the first prospectus supplement and the accompanying prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the first prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the first prospectus supplement and the accompanying prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley Securities	Needham & Company

The date of this prospectus supplement is February 5, 2021